SE 09058295 IMISSION

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FEB 27 2009
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ARI FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5204 WEST 128TH STREET
(No. and Street)

LEAWOOD	KANSAS	66209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WM. BRIAN CANDLER (816) 699-1204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUDNEY, ECORD, MCENROE & MULLANE LLC
(Name – *if individual, state last, first, middle name*)

1310 CARONDELET DRIVE, SUITE 333	KANSAS CITY	MISSOURI	64114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WM. BRIAN CANDLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARI FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MATTHEW FITCH
NOTARY PUBLIC - NOTARY SEAL
STATE OF MISSOURI
CLAY COUNTY
MY COMMISSION EXP: FEB 1, 2010
COMMISSION # 06833655

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUDNEY, ECORD, MCENROE & MULLANE L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
ARI Financial Services, Inc.
Leawood, Kansas

We have audited the accompanying statement of financial condition of ARI Financial Services, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARI Financial Services, Inc. as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cudney, Ecord, McEnroe & Mullane LLC

February 23, 2009

ARI FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash		$ 28,051
Deposits and prepaid expenses		4,671
Refundable income taxes		2,433
		$ 35,155

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable		$ 13,285
Stockholder's equity:		
Common stock, $1 par value; 10,000 shares authorized, 1,250 shares issued and outstanding	1,250	
Additional paid-in capital	12,083	
Retained earnings	8,537	21,870
		$ 35,155

See the accompanying notes.

ARI FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

For the year ended December 31, 2008

Revenues (Note 1):	
Commissions	$ 726,034
Other	41,432
Interest income	202
	767,668
Expenses:	
Commissions	553,518
Administration (Note 3)	164,375
Employee compensation	33,950
Professional services	8,989
Registration fees and bonding	1,540
Office and other expenses	13,108
	775,480
Loss before taxes	(7,812)
Income taxes (Note 1)	(1,163)
Net loss	$ (6,649)

See the accompanying notes.

ARI FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2008	$ 1,250	$ 12,083	$ 15,186	$ 28,519
Net loss	-	-	(6,649)	(6,649)
Balance, December 31, 2008	$ 1,250	$ 12,083	$ 8,537	$ 21,870

See the accompanying notes.

ARI FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (6,649)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease in receivables	14,467
Increase in prepaids	(6,533)
Increase in accounts payable	13,285
Decrease in income taxes payable	(60)
Net cash used by operating activities	14,510
Cash at beginning of period	13,541
Cash at end of period	$ 28,051
Supplemental disclosures:	
Taxes paid during the year	$ 963

See the accompanying notes.

ARI FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

1. Summary Of Significant Accounting Policies

Business activity

ARI Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is in the general securities business located in Leawood, Kansas.

Securities and commission transactions

Commission revenues and expenses are recorded on a trade date basis as securities transactions occur.

Concentrations

Financial instruments

Financial instruments that potentially subject the Company to significant concentrations consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits.

The Company records commissions receivable from the sale of securitized tenant-in-common interests at the closing date of the program.

Major customer

The Company was formed to act primarily as the dealer/manager for the sale of real estate securities offerings issued by Argus Realty Investors LP and related entities. In 2008, all commission revenues were from these entities.

Income taxes

Current and deferred income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. There are no deferred taxes at December 31, 2008.

The current provision for income taxes consists of refundable amounts due the Company as a result of carrying back the 2008 net operating loss of approximately $5,800 as follows:

Federal	$ (875)
State and local	(288)
	$(1,163)

1. **Summary Of Significant Accounting Policies (continued)**

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase.

2. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $14,766 which was $9,766 in excess of its required net capital of $5,000.

The aggregate indebtedness to net capital ratio was .90 to 1.

3. **Related Party Transactions**

On April 14, 2008, the majority shareholder sold his entire interest in the company to its other shareholder. This former majority shareholder is the sole shareholder of Burch & Company, Inc., which provided employees, office space and other administrative services to the Company through the date of sale. During 2008, the Company reimbursed Burch & Company, Inc. $164,375 for these costs.

SUPPLEMENTARY INFORMATION

ARI FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION

December 31, 2008

1. Computation of net capital under rule 15c3-1

Total stockholder's equity	$21,870
Nonallowable assets	(7,104)
Net capital	14,766
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	5,000
Excess net capital	$ 9,766
Aggregate indebtedness: Total liabilities	$13,285
Ratio: Aggregate indebtedness to net capital	.90 to 1

2. Computation for determination of reserve requirements under rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC rule 15c3-3.

3. Information relating to the possession or control requirements under rule 15c3-3

The Company has complied with the exemptive requirements of rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

4. Reconciliation pursuant to rule 17a-5(d)(4)

Net capital per December 31, 2008 Form X-17A-5	$18,504
Reclassification of registration deposit to nonallowable assets	(3,467)
Miscellaneous audit adjustments (net)	(271)
Net capital per 1. above	$14,766

CUDNEY, ECORD, MCENROE & MULLANE L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
ARI Financial Services, Inc.
Leawood, Kansas

In planning and performing our audit of the financial statements of ARI Financial Services, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1310 Carondelet Drive, Suite 333, Kansas City, Missouri 64114, 816/942-3133

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, as described in the second paragraph of this report, at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2009

ARI FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
with
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2008